UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934


                              CELLSTAR CORPORATION
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                                (Name of Issuer)


                     Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    150925 6
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                                 (CUSIP Number)


                             Robert J. Mittman, Esq.
                              Tenzer Greenblatt LLP
                 405 Lexington Avenue, New York, New York 10174
                                 (212) 885-5000
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                 (Name, Address and Telephone Number of Person
                Authorized to Receive Notice and Communications)


                                December 18, 1996
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                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filled a statement of Schedule 13G to report the acquisition which is the subject of the Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filed out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                Page 1 of 6 Pages

CUSIP No. 150925 6                SCHEDULE 13D                Page 2 of 6 Pages



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   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


       Brightpoint, Inc.

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   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [  ]
                                                             (b)  [  ]


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   3   SEC USE ONLY




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   4   SOURCE OF FUNDS*


       WC

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   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                         [  ]


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   6   CITIZENSHIP OR PLACE OF ORGANIZATION


       Delaware

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   NUMBER OF      7    SOLE VOTING POWER
     SHARES            1,000,000
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH             -0-
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH             1,000,000
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                       -0-

--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        1,000,000

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  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [  ]

--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       5.2%

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  14   TYPE OF REPORTING PERSON*

       CO


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                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEM 1-7 (INCLUDING EXHIBITS)
                OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                               Page 2 of 6 Pages

Item 1. Security and Issuer.

     This statement relates to shares of the common stock, $.01 par value (the "Common Stock"), of Cellstar Corporation, a Delaware corporation (the "Corporation"). The principal executive offices of the Corporation are located at 1730 Briercroft Drive, Carrollton, Texas 75006.

Item 2. Identity and Background.

     This statement is filed by Brightpoint, Inc. ("Brightpoint"), a Delaware corporation. Brightpoint, distributes wireless communication equipment and related products globally and provides related services including inventory management, fulfillment, packaging and programming. Brightpoint's principal business and principal offices are located at 6402 Corporate Drive, Indianapolis, Indiana 46278. The names, citizenship, business or residence address and principal occupation of each executive officer and director of Brightpoint is set forth in Annex I attached hereto, which information is incorporated by reference.

     During the last five years, neither Brightpoint, nor, to the best of the knowledge of Brightpoint, any executive officer or director identified in Annex I, has (a) been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of which it was or is subject to a judgment, decree or final order enjoining future violation of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

     The funds, in the aggregate amount of $11,371,035, used in purchasing an aggregate of 1,000,000 shares of Common Stock in November 1996 and December 1996, as more fully described under Item 5 hereunder, were obtained from working capital.

Item 4. Purpose of Transaction.

     The purchases have been made for investment purposes. Brightpoint may, subject to market conditions, make additional investments in or dispositions of securities of the Corporation. Although Brightpoint may at some future time consider taking other actions with respect to its investment in the Corporation, it does not currently have any definite plans in that regard.

Item 5. Interest in Securities of the Issuer.

     (a) As of December 18, 1996, Brightpoint beneficially owned, 1,000,000 shares (the "Shares") of Common Stock, constituting, to the best of the knowledge of Brightpoint, 5.2% of the issued and outstanding shares of Common Stock based on the outstanding number of shares of Common Stock as reported in the

                                Page 3 of 6 Pages

Corporation's Quarterly Report on Form 10-Q for the quarter ending August 31, 1996.

     (b) Brightpoint has sole power to vote or to direct the vote of, and sole power to dispose or to direct the disposition of, 1,000,000 shares of Common Stock.

     (c) The following is a list of purchases of Common Stock effected during the past sixty days by Brightpoint in over the counter market transactions on the NASDAQ National Market System:

                                                                      Cost Basis
 Date                     Shares                                       Per Share
 ----                     ------                                       ---------
11/19/96                  50,000                                        $  7.440
11/20/96                  75,000                                           8.590
11/21/96                  75,000                                           9.161
11/22/96                 100,000                                          10.821
11/25/96                  50,000                                          10.920
11/26/96                 150,000                                          12.112
11/27/96                 230,000                                          12.143
12/02/96                  10,000                                          11.665
12/04/96                  25,000                                          11.520
12/05/96                  50,000                                          11.970
12/06/96                  25,000                                          11.656
12/10/96                  60,000                                          12.251
12/16/96                  10,000                                          12.665
12/17/96                  30,000                                          13.415
12/18/96                  60,000                                          14.250
Overall                1,000,000                                        $ 11.371
                       =========                                        ========

     (d) Brightpoint has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, an aggregate of 1,000,000 shares of Common Stock beneficially owned by Brightpoint, constituting approximately 5.2% of the outstanding Common Stock.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or
        Relationships with Respect to Securities of the Issuer.

     Brightpoint is not a party to any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Corporation, including, but not limited to, the transfer or voting or any such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guaranties or profits, divisions of profit or loss, or the giving or withholding of proxies.

                                Page 4 of 6 Pages

Item 7. Materials to be Filed as Exhibits.

         None.

                                    SIGNATURE

     After reasonable inquiry and to the best of its knowledge and belief, Brightpoint certifies that the information set forth in this statement is true, complete and correct.

Dated:  December 18, 1996                  BRIGHTPOINT, INC.


                                           By:/s/ J. Mark Howell
                                              ------------------------------
                                           Name: J. Mark Howell
                                           Title: President



                                Page 5 of 6 Pages

                                                                         Annex I

     All of the following executive officers and directors of Brightpoint, Inc. are citizens of the United States of America:


*Robert J. Laikin                       *J. Mark Howell
Chairman & CEO                          President & COO
Brightpoint, Inc.                       Brightpoint, Inc.
6402 Corporate Drive                    6402 Corporate Drive
Indianapolis, Indiana 46278             Indianapolis, Indiana 46278

*John W. Adams                          *Rollin M. Dick
Vice President                          Executive Vice President
Browning Investments, Inc.              Chief Financial Officer
Capital Center                          Conseco, Inc.
251 N. Illinois, Suite 200              11825 N. Pennsylvania Street
Indianapolis, Indiana 46204             Carmel, Indiana 46032

Joseph Forer                            *T. Scott Housefield
President                               President
Brightpoint Latin America               Brightpoint International Ltd.
1573 Northwest 82nd Avenue              6402 Corporate Drive
Miami, Florida 33126                    Indianapolis, Indiana 46278

Robert Picow                            *Steven B. Sands
Vice Chairman                           Chairman
Brightpoint, Inc.                       Sands Brothers & Company
6402 Corporate Drive                    101 Park Avenue
Indianapolis, Indiana 46278             New York, New York 10178

*Stephen H. Simon                       *Robert F. Wagner, Partner
Simon Property Group                    Lewis & Wagner
115 West Washington                     500 Place
Suite 1300-E                            501 Indiana Avenue, Suite 200
Indianapolis, Indiana 46207             Indianapolis, Indiana 46240-0857

* Director

                               Page 6 of 6 Pages